April 24, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention:	Kevin Kurhar, Staff Accountant, Division of Corporation Finance
Martin James Senior Assistant Chief Accountant
Angela Crane, Branch Chief

Re:	Maxim Integrated Products, Inc.
Form 10-Q for the second fiscal quarter ended December 25, 2005
Form 8-K dated January 25, 2006
File No. 000-16538

Dear Sirs:

Maxim Integrated Products, Inc. (the “Company”) is supplementing its initial response (and a portion of Exhibit B thereto) dated March 16, 2006 to comment Number 6 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 13, 2006 in connection with the Company’s Form 8-K dated January 25, 2006 (the “Form 8-K”).

For your convenience, the text of the Staff’s comment Number 6 is set forth below in bold, followed by the Company’s supplemental response.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 8-K.

Form 8-K dated January 25, 2006

6.	We note that you present your non-GAAP measures and reconciliation in the form of pro forma statements of income and balance sheets. These formats may be confusing to investors as they also reflect several non-GAAP measures, including pro forma cost of goods sold, pro forma gross margin, pro forma operating income, pro forma income before provisions for income taxes, pro forma provision for income taxes, pro forma basic earnings per share, and pro forma balance sheet items, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•	To eliminate investor confusion, please remove the pro forma statements of income and pro forma balance sheets from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

In response to the Staff’s comment, the Company will not include reconciliations from GAAP to non-GAAP measures in the form of complete Consolidated Balance Sheets and Consolidated Statements of Income in future Form 8-K’s announcing its financial results. Instead, the Company intends to include GAAP to non-GAAP reconciliations only for those non-GAAP measures used by management with an explanation why the Company believes the non-GAAP measures provide useful information to investors. Such non-GAAP measures may include but are not limited to non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP net income, and non-GAAP fully diluted earnings per share, all of which excludes all stock-based compensation expense. The non-GAAP measures will follow the presentation of the GAAP Consolidated Balance Sheets and Consolidated Statements of Income. The Company’s proposed disclosure of non-GAAP measures used by management with the appropriate reconciliations to directly comparable GAAP measures to be used in future Form 8-K’s (utilizing the information in the Form 8-K) is set forth on attached Exhibit B.

In response to the Staff’s specific request, the Company also acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to comment Number 6 of the Staff. Please direct any questions or comments regarding this filing to the undersigned at (408) 470-5606 or to Carl W. Jasper, the Company’s Chief Financial Officer and Vice President, at (408) 737-7600.

Very truly yours,

/s/ Mark Casper
Mark Casper,
Associate General Counsel

cc	John F. Gifford, President, Chief Executive Officer and

Chairman

Carl Jasper, Chief Financial Officer

Members of the Board of Directors

Tim de Kay, Deloitte & Touche LLP

Matthew Sonsini, Esq.

EXHIBIT B

Proposed Disclosure in Future Form 8-K’s

RECONCILIATION OF GROSS MARGIN TO NON-GAAP GROSS MARGIN

	Three Months Ended		Six Months Ended
	Dec. 24, 2005	Dec. 25, 2004	Dec. 24, 2005	Dec. 25, 2004
Gross Margin, as reported	$303,944	$316,624	$595,693	$631,439
Stock-based compensation	9,222	—	19,676	—

Non-GAAP gross margin	313,166	316,624	615,369	631,439

Non-GAAP gross margin percentage	70.2%	72.6%	70.7%	72.5%

RECONCILIATION OF RESEARCH AND DEVELOPMENT EXPENSES TO NON-GAAP RESEARCH AND DEVELOPMENT EXPENSES

	Three Months Ended		Six Months Ended
	Dec. 24, 2005	Dec. 25, 2004	Dec. 24, 2005	Dec. 25, 2004
Research and development expenses, as reported	$116,878	$81,035	$233,931	$160,132
Stock-based compensation	(24,324)	—	(50,802)	—

Non-GAAP research and development expenses	92,554	81,035	183,129	160,132

Non-GAAP research and development expenses as a percentage of revenue	20.8%	18.6%	21.0%	18.4%

RECONCILIATION OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES TO NON-GAAP SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended		Six Months Ended
	Dec. 24, 2005	Dec. 25, 2004	Dec. 24, 2005	Dec. 25, 2004
Selling, general and administrative expenses, as reported	$31,053	$25,324	$59,918	$50,386
Stock-based compensation	(7,248)	—	(11,775)	—

Non-GAAP selling, general and administrative expenses	23,805	25,324	48,143	50,386

Non-GAAP selling, general and administrative expenses as a percentage of revenue	5.3%	5.8%	5.5%	5.8%

RECONCILIATION OF NET INCOME AND FULLY DILUTED EARNINGS PER SHARE TO NON-GAAP NET INCOME AND NON-GAAP FULLY DILUTED EARNINGS PER SHARE

	Three Months Ended
	Dec. 24, 2005	Sept. 24, 2005
Net Income, as reported	$112,558	$105,368
Adjustments to reconcile net income to Non-GAAP net income:
Stock based compensation	40,794	41,459
Tax effect	(13,340)	(13,599)

Non-GAAP net income	$140,012	$133,228

Fully diluted earnings per share, as reported	$0.33	$0.31
Adjustment to reconcile fully diluted earnings per share to Non-GAAP fully diluted earnings per share
Impact of stock based compensation, net of tax effect	0.08	0.08
Impact of rounding	0.01	—

Non-GAAP fully diluted earnings per share	$0.42	$0.39

SFAS 123(R) requires the Company to estimate the cost of all forms of stock-based compensation, including employee stock options and awards under our Employee Stock Participation (ESP Plan), and to record a commensurate expense (which is subjective in nature) in the income statement. The Company is showing non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP net income, and non-GAAP fully diluted earnings per share all which excludes all stock-based compensation expense, to permit additional analysis of the Company’s performance. Management believes these non-GAAP measures are useful to investors because they enhance the understanding of the Company’s historical financial performance and comparability between periods in light of a recent change in accounting standards requiring the Company to record stock-based compensation as an expense in its financial statements. The above non-GAAP presentations are also given for comparability with other companies that have not adopted SFAS 123(R), which the Company believes is useful to investors. Many of the Company’s investors have requested that the Company disclose this non-GAAP information because they believe it is useful in understanding the Company’s performance as it excludes a non-cash charge that many investors feel may obscure the Company’s true operating costs and provides comparability between alternative investment opportunities. Management uses these non-GAAP measures to manage and assess the profitability of its business. Specifically, the Company develops, manages and monitors budgets and spending on a cash basis and excludes the effect of stock based compensation. The Company’s measure of the above non-GAAP measures might not be the same as similarly titled measures used by other companies, and it should not be construed as a substitute for gross margin, research and development expenses, selling, general and administrative expenses, net income and fully diluted earnings per share. There are limitations associated with using non-GAAP measures, including that they exclude financial information that some may consider important in evaluating the Company’s performance.